Exhibit 99.1

FOR IMMEDIATE RELEASE

For Further Information:

Howard N. Feist
Chief Financial Officer
(609) 584-3586

CONGOLEUM CORPORATION REPORTS SECOND QUARTER RESULTS

MERCERVILLE, NJ, AUGUST 12, 2009 – Congoleum Corporation (OTC: CGMC) today reported its financial results for the second quarter ended June 30, 2009.  Sales for the three months ended June 30, 2009 were $39.4 million, compared with sales of $47.2 million reported in the second quarter of 2008, a decrease of 16.6%. The net loss for the quarter was $942 thousand, versus net income of $212 thousand in the second quarter of 2008. The net loss per share was $0.11 in the second quarter of 2009 compared with net income of $0.03 per share in the second quarter of 2008.

Sales for the six months ended June 30, 2009 were $69.5 million, compared with sales of $94.9 million in the first six months of 2008.  The net loss for the six months ended June 30, 2009 was $5.0 million, or $.61 per share, versus net income of $1.9 million, or $.23 per share, in the first six months of 2008.

Roger S. Marcus, Chairman of the Board, commented, “Our markets remained extremely weak in the second quarter, particularly manufactured housing.  While sales were up $9.2 million over the first quarter of 2009, this increase reflected seasonal factors and the stabilization of inventories in the distribution channel.   Our distributors had reduced their inventories by over $4 million in the first quarter.  While not yet improving, at least conditions seem to have bottomed out.”

“We have made considerable progress realigning our cost structure with current demand.  Thanks to steps taken earlier this year, our operating expenses and plant overhead spending in the second quarter declined $2.5 million from the first quarter.  Unfortunately, our second quarter results were adversely affected by a $7.0 million reduction in our own inventory levels, which we were able to accomplish after our distributors stabilized their purchasing.  That decrease gave us less production over which to spread fixed factory overhead, negatively affecting profitability in the quarter by nearly $2 million.  If not for the inventory reduction, we would have had a profitable quarter even on the depressed sales level.  We think we’ve turned the corner with the actions taken to date.”

Mr. Marcus continued “Our debtor-in-possession credit facility has been extended through the end of 2009, and we ended the quarter with $13.8 million in available cash and borrowing capacity, which we believe gives us adequate liquidity for the foreseeable future.  I’m also pleased to report that we were just recently awarded a patent covering, among other things, our popular DuraCeramic product line.  The DuraCeramic product has attracted numerous competitors as the market for this product type continues to grow rapidly despite the weak economy.  We believe that the advantages of this product line, particularly its attractive look,  cannot be achieved without infringing on our recently issued patent.”

“We feel the market for the majority of our product lines has at least bottomed out, and our current reduced level of expenditures can be maintained for the balance of the year.  Even modest improvements in any of our end markets could provide healthy incremental profits.  I am optimistic not only about the opportunities presented by our recently issued patent but also about a major new product line we will be introducing in the fourth quarter of this year.”

“This has been an exceedingly difficult period, but we’ve taken the steps necessary to maintain our viability and to position ourselves to benefit when the eventual recovery takes place.  This could not have been achieved without the extraordinary effort of Congoleum’s employees during this very difficult time.  Despite significant downsizing, we have maintained our spirit, our ability to create new products, our quality, and our confidence in the future of Congoleum.”

Congoleum Corporation is a leading manufacturer of resilient flooring, serving both residential and commercial markets. Its sheet, tile and plank products are available in a wide variety of designs and colors, and are used in remodeling, manufactured housing, new construction and commercial applications. The Congoleum brand name is recognized and trusted by consumers as representing a company that has been supplying attractive and durable flooring products for over a century.

The above news release contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These statements can be identified by the use of the words such as "anticipate," "believe," "estimate," "expect," "intend,” "plan," "project" and other words of similar meaning. In particular, these include statements relating to intentions, beliefs or current expectations concerning, among other things, future performance, results of operations, the outcome of contingencies such as bankruptcy and other legal proceedings, and financial conditions. These statements do not relate strictly to historical or current facts. These forward-looking statements are based on Congoleum's expectations, as of the date of this release, of future events, and Congoleum undertakes no obligation to update any of these forward-looking statements.

Although Congoleum believes that these expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Readers are cautioned not to place undue reliance on any forward-looking statements. Any or all of these statements may turn out to be incorrect. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Any forward-looking statements made in this press release speak only as of the date of such statement. It is not possible to predict or identify all factors that could potentially cause actual results to differ materially from expected and historical results. Factors that could cause actual results to differ from expectations include: (i) the future cost and timing of estimated asbestos liabilities and payments, (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for the Company for asbestos-related claims, (iii) the costs relating to the execution and implementation of any plan of reorganization pursued by Congoleum, (iv) timely reaching agreement with other creditors, or classes of creditors, that exist or may emerge, (v) satisfaction of the conditions and obligations under Congoleum's outstanding debt instruments, (vi) the response from time to time of Congoleum's and its controlling shareholder's, American Biltrite Inc.'s, lenders, customers, suppliers and other constituencies to the ongoing process arising from Congoleum's strategy to settle its asbestos liability, (vii) Congoleum's ability to maintain debtor-in-possession financing sufficient to provide it with funding that may be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms, (viii) timely obtaining sufficient creditor and court approval (including the results of any relevant appeals) of any reorganization plan pursued by Congoleum, and the court overruling any objections to the plan that may be filed, (ix) successfully overturning the Bankruptcy Court’s order dismissing Congoleum’s reorganization proceedings, (x) compliance with the United States Bankruptcy Code, including Section 524(g), (xi) costs of, developments in, and the outcome of insurance coverage litigation pending in New Jersey state court involving Congoleum and certain insurers, (xii) the possible adoption of another party's plan of reorganization which may prove to be unfeasible, (xiii) increases in raw material and energy prices or disruption in supply, (xiv) increased competitive activity from companies in the flooring industry, some of which have greater resources and broader distribution channels than Congoleum, (xv) increases in the costs of environmental compliance and remediation or the exhaustion of insurance coverage for such expenses, (xvi) unfavorable developments in the national economy or in the housing industry in general, including developments arising from the war in Iraq and Afghanistan and from the tightening of credit availability, (xvii) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of Congoleum's facilities or distributors, (xviii) product warranty costs, (xix) changes in distributors of Congoleum's products, and (xx) Congoleum’s interests may not be the same as its controlling shareholder, American Biltrite Inc.  In any event, if Congoleum is not successful in obtaining sufficient creditor and court approval of a plan of reorganization, such failure would have a material adverse effect upon its business, results of operations and financial condition. Actual results could differ significantly as a result of these and other factors discussed in Congoleum's annual report on Form 10-K for the year ended December 31, 2008 and subsequent filings made by Congoleum with the Securities and Exchange Commission.

CONGOLEUM CORPORATION

RESULTS OF OPERATIONS

(In thousands, except per share amounts)
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2009	2008	2009	2008
Net Sales	$39,350	$47,166	$69,456	$94,863
Cost of Sales	32,858	37,277	58,818	74,101
Selling, General & Administrative Expenses	7,447	9,238	15,697	18,370

(Loss)/Income from Operations	(955)	651	(5,059)	2,392

Interest (Expense) Income,(net)	(99)	64	(205)	995
Other Income (expense)	112	(350)	230	(414)
Net (Loss)/Income before Income Taxes	(942)	365	(5,034)	2,973
Provision for Taxes	-	153	15	1,082
Net (Loss) /Income	$(942)	$212	$(5,049)	$1,891

Net (Loss)/Income Per Share, Basic & Diluted	$(0.11)	$0.03	$(0.61)	$0.23

Weighted Average Number of Common Shares Outstanding – Basic & Diluted	8,272	8,272	8,272	8,272
ADDITIONAL FINANCIAL INFORMATION:
Capital Expenditures	$661	$1,036	$1,520	$1,504
Depreciation and Amortization	$2,403	$2,626	$4,835	$5,299

CONDENSED BALANCE SHEET

(In thousands, except per share amounts)
(Unaudited)

	June 30,	December 31,
	2009	2008
ASSETS:
Cash and cash equivalents	$13,803	$15,077
Restricted cash	30,767	29,680
Accounts & notes receivable, net	15,036	13,789
Inventory	31,101	35,814
Other current assets	2,883	3,922
Total current assets	93,590	98,282

Property, plant & equipment (net)	53,205	56,520
Other assets (net)	17,065	17,065
Total assets	$163,860	$171,867

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Accounts payable, accrued expenses & deferred income taxes	$72,989	$80,924
Revolving credit loan – secured debt	17,246	13,994
Liabilities subject to compromise - current	4,997	4,997
Total current liabilities	95,232	99,915

Liabilities subject to compromise	163,223	161,503
Long term debt	--	--
Other liabilities	--	--
Total liabilities	258,455	261,418

Stockholders’ equity (deficit)	(94,595)	(89,551)

Total liabilities & stockholders’ equity	$163,860	$171,867

ADDITIONAL FINANCIAL INFORMATION:
Working Capital	$(1,642)	$(1,633)
Current Ratio	1.0	1.0